FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL.

Issued: Tuesday 19 November 2013, London UK - LSE announcement

GSK announces intention to sell part of its holding in Aspen Pharmacare Holdings Ltd

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GSK to retain board seat and significant shareholding

GSK today announces that it intends to sell up to approximately one-third of its 19% stake in Aspen Pharmacare Holdings Ltd (Aspen). The disposal will be through a placing of ordinary shares in Aspen to institutional investors (the "Offering").

The Offering is expected to comprise up to 28.2 million Aspen ordinary shares equivalent to c. 6% of Aspen's issued share capital, leaving GSK with a stake of c.13% if all the Aspen ordinary shares available in the Offering are sold. The offer price will be determined by means of an accelerated bookbuild process which is to start immediately. A further announcement will be made following completion of the bookbuild and pricing of the Offering.
The close relationship between GSK and Aspen will not be affected by this transaction. GSK will retain a seat on Aspen's board and intends to remain a significant shareholder of Aspen. GSK has undertaken not to dispose of any further shares in Aspen for a period of six months following completion, subject to certain limited exceptions.

GSK acquired an equity stake in Aspen in 2009, when the two companies entered into two commercial collaborations in sub-Saharan Africa. Since then Aspen has also bought a number of non-core over-the-counter and prescription brands from GSK. Most recently GSK accepted Aspen's offer to buy its thrombosis products Arixtra and Fraxiparine and their associated manufacturing site in France for £0.7 billion in cash, of which £0.1 billion relates to inventory. This transaction was approved by Aspen's shareholders on 8 November and is expected to close at the end of the year.

David Redfern, GSK's Chief Strategy Officer, said:
"GSK has a long and successful partnership with Aspen - and our investment in the company has grown in value significantly over time. Having assessed this investment we have now decided to realise some of this value without altering the basis of the partnership.

We remain committed to working closely with Aspen as shown by our remaining stake in the company and our board seat. We look forward to the two companies continuing to work successfully together in the future".

GSK has entered into a placing agreement with Citigroup Global Markets Ltd and UBS Ltd to act as joint bookrunners in relation to the Offering.

Proceeds of the divestment will be used by GSK for general corporate purposes.
The net profit on disposal will not be included in core operating profit and core EPS in 2013.

B Kelly-Bisla
Corporate Secretariat
19 November 2013

GSK
- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit
www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
Analyst/Investor enquiries:	Sally Jackson	+44 20 8047 5543	(London)
	Kirsty Collins (SRI & CG)	+44 20 8047 5534	(London)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)
	Lucy Singah	+44 (0) 20 8047 2248	(London)

Cautionary statements

This announcement does not constitute a prospectus or an offer or invitation to purchase securities.
This announcement is only addressed to, and directed at, persons in member states of the European Economic Area ("EEA") who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) as amended by the 2010 PD Amending Directive (Directive 2010/73/EU), as and to the extent implemented in the relevant EEA member state, and any relevant implementing measure in the relevant member state.

In addition, in the United Kingdom, this announcement is not being distributed, nor has it been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 ("FSMA"), by a person authorised under FSMA and is directed only at persons (i) who are persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) other persons to whom it may lawfully be communicated ("relevant persons"). Under no circumstances should persons who are not relevant persons rely or act upon the contents of this announcement. Any investment or investment activity to which this announcement relates in the United Kingdom is available only to, and will be engaged only with, relevant persons.

This announcement is not an offer for sale of securities in the United States. Securities may not be sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. GSK does not intend to register any part of the Offering in the United States or to conduct a public offering in the United States of the shares to which this announcement relates.

The Offering and the distribution of this announcement do not constitute an offer for the sale of or subscription for, or the solicitation of an offer to buy and subscribe for, shares to the public as defined in the South African Companies Act, No 71 of 2008 (as amended or otherwise) (the "South African Act") and will not be distributed to any person in South Africa in any manner which could be construed as an offer to the public in terms of the South African Act. The Offering and the distribution of this announcement do not, nor are they intended to, constitute a prospectus prepared and registered under the South African Act.

The Offering and the distribution of this announcement and other information in connection with the Offering in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
Citigroup Global Markets Limited and UBS Limited, which are authorised and regulated by the Financial Conduct Authority, are acting for GSK and for no one else in connection with the Offering and will not be responsible to anyone other than GSK for providing the protections afforded to its customers or for affording advice in relation to the Offering, the contents of this announcement or any transaction, arrangement or other matter referred to in this announcement. Citigroup Global Markets Limited and UBS Limited may participate in the Offering on a proprietary basis.

This announcement does not represent the announcement of a definitive agreement to proceed with the Offering and, accordingly, there can be no certainty that the Offering will proceed. GSK reserves the right not to proceed with the Offering or to vary the terms of the Offering in any way.

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2012.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 20, 2013

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc